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                              February 27, 2024

       Kevin Cottrell
       Chief Executive Officer of Terra Mint Group, Corp.
       Neptune REM, LLC
       30 N. Gould St. Suite R
       Sheridan, WY 82801

                                                        Re: Neptune REM, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed January 30,
2024
                                                            File No. 024-12356

       Dear Kevin Cottrell:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed January 30, 2024

       General

   1.                                                   We note your response
to comment 1. It continues to appear that you have an
                                                        undetermined time to
process subscription requests and you can reject or delay a
                                                        subscription for any
reason. Please provide us with your detailed analysis as to why your offering should not be
considered to be a delayed offering, not a continuous offering, within the meaning of
Rule 251(d)(3)(i)(F) of Regulation A. Further, please revise your
                                                           Plan of Distribution
   section to disclose the details of your process for accepting or rejecting
subscriptions, along with the mechanics of settlement, including what factors will go into deciding
when to settle subscriptions, how you will inform investors of the settlement cycle, and
how soon after you make final determination to accept or reject a subscription will the
settlement occur.
   2. We note your response to comment 2 and we reissue our comment. Please revise to indicate when the
subsequent closings following the initial closing will take place. Please
 Kevin Cottrell
FirstName LastNameKevin Cottrell
Neptune REM,   LLC
Comapany27,
February  NameNeptune
             2024      REM, LLC
February
Page 2 27, 2024 Page 2
FirstName LastName
         also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.
The company does not have a public trading market for its Series Interests..., page 23

3. We note your response to comment 4. Please revise your risk factor to clearly indicate that the Series Interests are highly illiquid and that investors may never be able to sell or dispose of their Series Interests.

Forum Selection Provision, page 30

4. We note your response to comment 5 and that your amendment did not include a revised operating agreement. Please file the revised operating agreement as an exhibit or advise us as appropriate.
Compensation of Directors and Executive Officers, page 51

5. Please revise to clarify that your compensation discussion addresses all compensation awarded to, earned by, or paid to your officers and directors for the last fiscal year. Also clarify if any asset management fees, property management fees, or sourcing fees were awarded, earned, or paid as of December 31, 2023. Finally, also specify the sourcing fees for each Series in this section.
Security Ownership of Management and Certain Security Holders, page 52

6. We note your response to comment 6. Please include the ownership of the series by the managing member.
7. We note your response to comment 7 and we reissue it. Please revise to address the beneficial ownership of Neptune REM LLC. Provide the disclosure required by Item 12 in
         Part II of Form 1-A.
8. We note your response to comment 8 and we reissue it. The comment is seeking clarification of the beneficial ownership table, not its deletion. The beneficial ownership table needs to reflect the beneficial ownership as of the most recent practicable date. See
         Item 12(a) in Part II of Form 1-A. Please also explain why the Manager currently owns the noted Series Interests, or advise.
 Kevin Cottrell
Neptune REM, LLC
February 27, 2024
Page 3

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356
with any other questions.



                                                        Sincerely,
FirstName LastNameKevin Cottrell
                                                        Division of Corporation
Finance
Comapany NameNeptune REM, LLC
                                                        Office of Real Estate &
Construction
February 27, 2024 Page 3
cc:       Jill Wallach
FirstName LastName